                            SCHEDULE 14A INFORMATION

               CONSENT STATEMENT PURSUANT TO SECTION 14(a) OF THE

               SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


    Filed by the Registrant [ ]
    Filed by a Party other than the Registrant [X]
    Check the appropriate box:
    [ ] Preliminary Proxy Statement       [ ] Confidential, for Use of the
                                              Commission Only (as permitted by
                                              Rule 14a-6(e)(2))
    [ ] Definitive Proxy Statement
    [ ] Definitive Additional Materials
    [X] Soliciting Material Pursuant to sec. 240.14a-12

                         BARRETT RESOURCES CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                               SHELL OIL COMPANY
                            SRM ACQUISITION COMPANY
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   (Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
    [X] No fee required.
    [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

    (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------
    (5) Total fee paid:

--------------------------------------------------------------------------------

    [ ] Fee paid previously with preliminary materials.

    [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

--------------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------
    (3) Filing Party:

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    (4) Date Filed:

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

                   PRELIMINARY COPY -- SUBJECT TO COMPLETION

                            SRM ACQUISITION COMPANY
                                 P.O. Box 8985
                           Wilmington, Delaware 19899

To the Stockholders of Barrett Resources Corporation:

    On March 12, 2001, SRM Acquisition Company, a Delaware corporation and an indirect wholly owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), commenced an offer to purchase for cash all outstanding shares of common stock of Barrett Resources Corporation (the "Company"), including the outstanding associated preferred stock purchase rights, at a price of $55.00 per share (and associated right), on the terms and subject to the conditions set forth in our offer to purchase dated March 12, 2001 and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "offer"). The purpose of our offer is to enable Shell to acquire control of, and the entire equity interest in, the Company.

    A number of impediments to consummation of our offer presently exist. The Company's board of directors has rejected Shell's offer to acquire the Company in a negotiated transaction at our offer price and refused to take action Shell has requested to permit our all-cash, fully funded offer to be consummated. Accordingly, we are today commencing a solicitation of all the Company's stockholders to remove the Company's entire board of directors without cause and to replace them with three new directors (who we expect will consider, consistent with their fulfillment of their fiduciary duties under Delaware law, whether to take actions that will facilitate the consummation of our offer). The accompanying consent statement describes the specific features of our proposal, as well as the consent procedure itself.


    We urge you to vote all shares that you were entitled to vote as of the April 19, 2001, record date on your WHITE consent card.


                                            Very truly yours,

                                            W. van de Vijver
                                            President and Chief Executive
                                            Officer,
                                            SRM Acquisition Company

                                   IMPORTANT

    1. If you hold your shares of common stock in your own name, please sign, date and mail the enclosed WHITE consent card to Morrow & Co., Inc. in the post-paid envelope provided.

    2. If your shares of common stock are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to SRM Acquisition Company in care of Morrow & Co., Inc. so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

    If you have any questions or require any assistance in executing your consent, please call:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022

                          Call Collect: (212) 754-8000
             Banks and Brokerage Firms, Please Call: (800) 654-2468

                    Stockholders Please Call: (800) 607-0088

                       E-mail: barrett.info@morrowco.com

                   PRELIMINARY COPY -- SUBJECT TO COMPLETION

                                 APRIL   , 2001


                               CONSENT STATEMENT
                                       OF
                            SRM ACQUISITION COMPANY

    SRM Acquisition Company, a Delaware corporation (the "Purchaser," "we" or "our") and an indirect wholly owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), is furnishing this consent statement in connection with its solicitation of written consents from the holders of common stock, par value $.01 per share, of Barrett Resources Corporation, a Delaware corporation (the "Company"), to take the following actions without a stockholders' meeting in accordance with Delaware law:

    - removing without cause all members of the board of directors of the Company who are in office immediately prior to that removal; and

    - electing Francis L. Durand, R. W. Leftwich and J. Hugh Roff, Jr. (the "Nominees") to serve as directors of the Company.

    We are proposing these actions (each a "Proposal") to expedite the prompt consummation of our offer to acquire the Company, which we describe below. WE ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO EXPRESS THEIR CONSENT TO THE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.


    The effectiveness of each Proposal will require the properly completed and duly delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on April 19, 2001, the record date for this consent solicitation, of a majority of the shares of the Company's common stock then outstanding. See "Consent Procedure."



    The effectiveness of the removal Proposal is not subject to, or conditioned on, the Proposal to elect the Nominees also having become effective. If the Proposal to elect the Nominees does not become effective and the board is removed in accordance with the removal Proposal, the Delaware General Corporation Law (the "DGCL") provides a mechanism for the election of new directors of the Company. See "The Proposals -- Election of Nominees."



    The effectiveness of the Proposal to elect the Nominees is subject to, and conditioned on, all members of the Company's board immediately prior to that election having been removed in accordance with the removal Proposal or otherwise having ceased to be directors of the Company.


    This consent statement and the related WHITE consent card are first being
sent or given on or about            , 2001 to all holders of record of shares
of the Company's common stock on the record date for this consent solicitation. On that date, we, Shell and Shell's other direct or indirect subsidiaries, beneficially owned 107,100 shares, or less than one percent of the outstanding shares.


    The Company's bylaws provide that any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent without a meeting must request the Company's board to fix a record date in order to determine the stockholders entitled to give that consent. Shell, through us and another of its indirect wholly-owned subsidiaries, beneficially owns 107,100 shares of common stock, of which we are the record owner of 100 shares. On March 26, 2001, we requested that the Company's board fix the record date for the solicitation we are making hereby. The Company's board has fixed April 19, 2001 as that record date.


    On March 12, 2001, we commenced a fully funded all-cash offer to purchase
(1) all outstanding shares of the Company's common stock and (2) the outstanding associated preferred stock purchase rights (the "Rights") issued under the Rights Agreement dated as of August 5, 1997, as amended (the "Rights Agreement"), between the Company and BankBoston, N.A., as Rights agent (the common stock, together (unless the context otherwise requires) with the associated Rights, being herein referred to as the "shares"), at a price of $55.00 per share, net to the seller in cash, without interest thereon (the "offer price"), on the terms and subject to the conditions set forth in our offer to purchase dated March 12, 2001 and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "offer").

    Complete information about our offer is contained in our offer to purchase, which is available on request from Morrow & Co., Inc., the information agent for the offer, at 445 Park Avenue, 5th Floor, New York, New York 10022, at no charge, and in our tender offer statement on Schedule TO, which is on file with the Securities and Exchange Commission. That tender offer statement and any amendments thereto, including exhibits, are available for inspection and copies thereof may be obtained in the manner set forth under "Certain Information Concerning the Purchaser and its Affiliates" in our offer to purchase.

    THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. WE ARE MAKING THE OFFER ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

    The purpose of our offer is to enable Shell to acquire control of, and the entire equity interest in, the Company.

    Shell currently intends, as soon as practicable after the Nominees have become members of the Company's board, to request that the board duly consider and take the actions we describe below. If the board takes these actions and the other conditions to the offer are satisfied or waived by us, Shell currently intends to effect, as soon as practicable after we consummate the offer, a merger or similar business combination between the Company and us or another indirect wholly owned subsidiary of Shell as a result of which:

    - the Company would become a direct or indirect wholly owned subsidiary of Shell; and

    - each then outstanding share (other than shares Shell or its direct or indirect subsidiaries, including us, own, shares the Company holds in its treasury and shares of stockholders who perfect available appraisal rights under the DGCL) would convert into the right to receive an amount in cash equal to the price per share we have paid pursuant to the offer.

    In this consent statement, "our transaction" refers to both our offer and the proposed follow-on merger of the Company.

    We have conditioned the offer on, among other things:

    - the Company's board having redeemed the Rights, or our being satisfied, in our sole discretion, that the Rights have been invalidated or are otherwise inapplicable to our transaction (the "Rights Condition"); and

    - the Company's board having approved the acquisition of shares pursuant to the offer and the proposed merger before Shell or we become "interested stockholders" under section 203 of the DGCL, or our being satisfied, in our sole discretion, that the provisions of section 203 are otherwise inapplicable to the offer and the proposed merger (the "Business Combination Condition").

We also have conditioned the offer on our being satisfied, in our sole discretion, that article IV of the Company's bylaws is inapplicable to the acquisition of shares in our transaction (the "Bylaws Condition"). Section 14 of the offer to purchase describes other conditions applicable to the offer. These other conditions do not include any financing condition.


    The Rights represent one of the antitakeover measures the Company has in place. Article IV of the Company's bylaws is another antitakeover measure. It provides that, subject to specified exceptions, a beneficial owner of 15 percent or more of the outstanding shares shall not become the beneficial owner of additional shares. These measures, taken together with section 203, would, if applicable to our transaction, render it both economically unfeasible and difficult to complete. This consent solicitation is one of the measures Shell and we are taking, in addition to the offer and the lawsuits we describe under the caption "Litigation," to bring our transaction to the Company's stockholders.


    The principal reason we are seeking to replace the members of the Company's board with the Nominees is the willingness of the Nominees to consider, consistent with their fulfillment of their fiduciary duties under Delaware law, whether to take such actions as they may deem necessary or appropriate to expedite the prompt consummation of our transaction, including:

    - redeeming the Rights or amending the Rights Agreement to make the Rights inapplicable to our transaction, thereby satisfying the Rights Condition;

    - approving the offer and the proposed merger before Shell and we become "interested stockholders" under section 203, thereby satisfying the Business Combination Condition; and

    - rendering inapplicable, if otherwise applicable, article IV of the Company's bylaws to our transaction, thereby satisfying the Bylaws Condition;

or, if a proposal has been made respecting a transaction that is determined to be superior to our transaction for the Company's stockholders, whether to take such actions as they may deem necessary or appropriate to facilitate that proposed transaction.

    The Company's bylaws provide that, if stockholders deliver to the Company the requisite unrevoked written consents to take corporate action and the action involves the removal or election of directors:

    - the Company's corporate secretary will engage nationally recognized independent inspectors of elections to conduct such reasonable investigation as they deem necessary or appropriate for the purpose of determining the validity of the consents and all matters incidental thereto; and

    - pending the certification by these inspectors to the Company that those consents represent at least the minimum number of votes that would be necessary to take the action, the action will not be effective.

    Because this bylaw provision does not establish any time period within which the inspectors must act, there can be no assurance that, absent judicial relief, the effectiveness of the election Proposal would not be delayed for an indefinite time.

    ADOPTION OF THE PROPOSALS, WHICH WILL EFFECT THE REMOVAL WITHOUT CAUSE OF THE ENTIRE BOARD DIRECTORS OF THE COMPANY AND THE ELECTION OF THE NOMINEES TO THAT BOARD, IS AN IMPORTANT STEP TOWARD PROMPT CONSUMMATION OF OUR TRANSACTION. ACCORDINGLY, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD. YOU MUST SEPARATELY TENDER YOUR SHARES PURSUANT TO THE OFFER IF YOU WISH TO PARTICIPATE IN THE OFFER. EXECUTING A CONSENT DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER, AND YOUR FAILURE TO EXECUTE A CONSENT DOES NOT PREVENT YOU FROM TENDERING YOUR SHARES PURSUANT TO THE OFFER.

    Because each Proposal will become effective only if executed consents to that Proposal are returned by holders of record on the record date for this consent solicitation of a majority of the total number of shares of common stock then outstanding, the failure to execute and return a consent will have the same effect as voting against the Proposals.

    Shell and we have retained Morrow & Co., Inc. to assist in the solicitation of consents to the Proposals.

    If your shares are registered in your own name, please sign, date and mail the enclosed WHITE consent card to Morrow & Co., Inc. in the post-paid envelope provided. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE consent card with respect to your shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to SRM Acquisition Company in care of Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, so we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

    If you have any questions about executing your consent or require assistance, please contact:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022

                          Call Collect: (212) 754-8000
             Banks and Brokerage Firms, Please Call: (800) 654-2468

                    Stockholders Please Call: (800) 607-0088

                       E-mail: barrett.info@morrowco.com

                               TABLE OF CONTENTS


                                                              PAGE
                                                              -----
SUMMARY.....................................................      5
  The Proposals.............................................      5
  Our Transaction...........................................      5
  Voting Securities And Principal Holders...................      6
  Consent Procedure.........................................      6
REASONS FOR THE SOLICITATION................................      6
THE PROPOSALS...............................................      7
THE OFFER AND THE PROPOSED MERGER...........................     10
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF.............     10
INFORMATION CONCERNING THE PURCHASER AND SHELL..............     11
SOLICITATION OF CONSENTS....................................     11
CONSENT PROCEDURE...........................................     12
  Effectiveness and Revocation of Consents..................     13
  Special Instructions......................................     13
  Appraisal Rights..........................................     14
LITIGATION..................................................     14
ANNEX I.....................................................    I-1
ANNEX II....................................................   II-1
ANNEX III...................................................  III-1

                                    SUMMARY

    The information in this summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this consent statement or in the offer to purchase, as applicable.

THE PROPOSALS

    We are soliciting written consents from the Company's stockholders to remove without cause all members of the board of directors of the Company who are in office immediately prior to that removal and to elect the Nominees to serve as the directors of the Company. The principal reason we are seeking to replace the Company's board with the Nominees is the willingness of the Nominees to consider, consistent with their fulfillment of their fiduciary duties under Delaware law, whether to take such actions as they may deem necessary or appropriate to expedite the prompt consummation of our transaction, including:

    - redeeming the Rights or amending the Rights Agreement to make the Rights inapplicable to the offer and the proposed merger, thereby satisfying the Rights Condition;

    - approving the offer and the proposed merger before Shell or we become "interested stockholders" under section 203 of the DGCL, thereby satisfying the Business Combination Condition; and

    - rendering inapplicable, if otherwise applicable, article IV of the Company's bylaws to our transaction, thereby satisfying the Bylaws Condition;

or, if a proposal has been made respecting a transaction that is determined to be superior to our transaction for the Company's stockholders, whether to take such actions as they may deem necessary or appropriate to facilitate that proposed transaction.

    Adoption of the Proposals by the Company's stockholders would expedite the prompt consummation of our transaction.

OUR TRANSACTION

    On March 12, 2001, we commenced our offer, which provides for our purchase of all outstanding shares at the offer price ($55.00 per share). The purpose of the offer is to enable Shell to acquire control of, and the entire equity interest in, the Company. Shell currently intends, as soon as practicable after the Nominees have become members of the Company's board, to request that the board duly consider and then take the actions respecting our transaction which we describe above in "The Proposals." If the board takes these actions and the other conditions to the offer have been satisfied or waived by us, Shell currently intends to effect the proposed merger as soon as practicable after we consummate the offer.

    The Company would become an indirect wholly owned subsidiary of Shell as a result of this merger. When the merger takes place, each then outstanding share (other than shares Shell or Shell's direct or indirect subsidiaries, including us, own, shares the Company holds in its treasury and shares of stockholders who perfect available appraisal rights under the DGCL) would convert into the right to receive an amount in cash equal to the price per share we have paid pursuant to the offer. For additional information respecting the proposed merger, see "The Offer and the Proposed Merger."


    On February 28, 2001, the last trading day before Shell delivered to the Company its letter offering a price of $55.00 per share, the last sale price of the shares reported by the NYSE was $44.25. A $55.00 per share price represents an approximately 24 percent premium over the February 28, 2001 last sale price. On March 6, 2001, the last full trading day before the first public announcement of Shell's intention to commence the offer, the last reported sale price of the shares on the NYSE was $45.62 per share. On March 7, 2001, prior to the commencement of trading, Shell issued a press release announcing its proposal to acquire all outstanding shares of the Company for a price of $55.00 per share. On March 9, 2001, which was the last full trading day before commencement of the offer, the last reported sale price of the shares on the NYSE was $62.52 per
share. On               , 2001, which was the last full trading day before the
date of this consent statement, the last reported sale price of the shares on
the NYSE was $    per share.


    As of March 12, 2001, the Rights were attached to the shares and were not traded separately. As a result, the sales quotations per share set forth above are also the sales prices per share and associated Right on the dates indicated. Unless the Company's board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the offer or delays the distribution date of the Rights, we believe that, as a result of

Shell's announcement on March 7, 2001 of its intention to commence the offer, the distribution date of the Rights could have occurred as early as March 21, 2001. The Company's board has announced that any distribution date of the Rights that arises solely by virtue of the lapse of time following the commencement of, or the first public announcement of, our offer has been delayed. If the Rights begin to trade separately from the shares, stockholders should be able to obtain, and should obtain, a current market price for the Rights.



    If the Rights are redeemed or otherwise made inapplicable to the offer and the proposed merger, the Rights Condition will be satisfied. The Rights and the Rights Agreement have anti-takeover effects that may prevent tender offers, open market accumulations and other procedures by which a third party may attempt to purchase or gain control of the Company. If the Company redeems the Rights, the Rights and the Rights Agreement will no longer have any anti-takeover effects. The holders of any redeemed Rights will receive $.001 per Right as a result of that redemption.


    Although the adoption of our Proposals is an important step toward prompt consummation of our transaction, we are not asking the Company's stockholders to tender their shares by means of this consent solicitation or to consent to or vote on the proposed merger at this time.

VOTING SECURITIES AND PRINCIPAL HOLDERS

    The common stock of the Company constitutes its only class of voting securities. Accordingly, only holders of common stock are entitled to execute consents. For information regarding the persons we believe beneficially own more than five percent of the common stock, see "Voting Securities and Principal Holders Thereof."

CONSENT PROCEDURE


    We will pay all costs of our solicitation of consents. The consents are being solicited in accordance with the applicable provisions of the DGCL. Holders of record of the common stock as of the close of business on the record date for this consent solicitation are entitled to consent to our Proposals. To be effective, the requisite consents must be delivered to the Company within 60 days of the earliest dated consent delivered to the Company. Accordingly, the solicitation will continue, unless earlier terminated by the Purchaser, until the earlier of (1) the date on which the requisite number of consents which are required to approve both Proposals have been received and certified by the inspector of elections and (2) 60 days from the date the earliest dated consent is delivered to the Company.


    For additional information respecting the consent procedure applicable to this consent solicitation, see "Consent Procedure."

                          REASONS FOR THE SOLICITATION

    We are soliciting written consents to the Proposals in order to expedite the prompt consummation of our transaction. The purpose of our transaction is to enable Shell to acquire control of, and the entire equity interest in, the Company.

    We believe our transaction is in the best interests of the stockholders of the Company because, among other reasons, the consideration they would receive in the transaction reflects a substantial premium over the unaffected trading price of the shares immediately preceding the first public announcement of our offer.

    We anticipate that the Nominees, acting as the Company's board, would consider, consistent with their fulfillment of their fiduciary duties under Delaware law, whether to take such actions as they may deem necessary or appropriate to expedite the prompt consummation of our transaction, including:

    - redeeming the Rights or amending the Rights Agreement to make the Rights inapplicable to the offer and the proposed merger, thereby satisfying the Rights Condition;

    - approving the offer and the proposed merger before Shell or we become "interested stockholders" under section 203 of the DGCL, thereby satisfying the Business Combination Condition; and

    - rendering inapplicable, if otherwise applicable, article IV of the Company's bylaws to our transaction, thereby satisfying the Bylaws Condition;

or, if a proposal has been made respecting a transaction that is determined to be superior to our transaction for the Company's stockholders, whether to take such actions as they may deem necessary or appropriate to facilitate that proposed transaction.


    The adoption of the Proposals under this consent solicitation by the Company's stockholders would expedite the prompt consummation of our transaction or a transaction superior to our transaction for the Company's stockholders, in either case on terms some stockholders might believe is not in their best interests or as a result of which stockholders could receive a price for their
stock that is less than the closing price per share ($       ) on            ,
2001, the last trading day before the date of this consent statement. This adoption will require the affirmative written consent of the holders of a majority of the outstanding shares of the Company's common stock and either the amendment or waiver by the Company's board of one or more provisions in the Company's bylaws or the invalidation of those provisions by, or other relief from, a court. See "The Proposals -- Election of Nominees" and "Litigation."


                                 THE PROPOSALS

    We are seeking written stockholder consents without a meeting to the Proposals, which consist of taking the following actions:

    - removing without cause all members of the board of directors of the Company who are in office immediately prior to that removal; and

    - electing the Nominees as the directors of the Company.


    The effectiveness of each Proposal will require the properly completed and duly delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on the record date for this consent solicitation, of a majority of the shares of the Company's common stock then outstanding.



    The effectiveness of the removal Proposal is not subject to, or conditioned on, the Proposal to elect the Nominees also having become effective. If the Proposal to elect the Nominees does not become effective and the board is removed, section 223 of the DGCL provides a mechanism for the election of new directors of the Company. Section 223 provides that if a Delaware corporation should at any time have no directors in office, various persons, including any of the corporation's officers and stockholders, may apply to the Delaware Court of Chancery for a decree summarily ordering an election of directors pursuant to section 211 of the DGCL.


    The effectiveness of the Proposal to elect the Nominees is subject to, and conditioned on, all members of the Company's board immediately prior to that election having been removed in accordance with the removal Proposal or otherwise having ceased to be directors of the Company.

    WE URGE YOU TO CONSENT TO EACH PROPOSAL.

    REMOVAL OF DIRECTORS. This Proposal includes the removal without cause of all the Company's current directors and any other person who may be a director at the time that removal becomes effective. The Company's current directors are
C. Robert Buford, Derrill Cody, Peter A. Dea, James M. Fitzgibbons, Hennie L. J.
M. Gieskes, William W. Grant, III and Philippe S. E. Schreiber.

    Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation's directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors.

    According to publicly available information, the Company does not have a classified board or cumulative voting in the election of its directors. Consequently, section 141(k) permits the stockholders of the Company to remove its entire board without cause.


    According to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, the Company's severance agreements, stock option plans and option agreements contain change of control provisions. The effectiveness of our removal Proposal may constitute a "change of control" under these agreements and plans. Under the severance agreements, on the termination of the employment of the covered officers and employees in specified circumstances following a change of control, these officers and employees will be entitled to severance payments equal to two or three times their annual compensation. Under the

Company's stock option plans and option agreements, a change of control would result in the acceleration of the exercisability of outstanding options.



    In addition, the effectiveness of our removal Proposal may constitute a "change of control" event of default under a revolving credit agreement dated December 15, 2000 among the Company, as borrower, the various lenders and Bank of America, N.A., as administrative agent. According to the copy of this agreement filed as an exhibit to the Company's Form 10-K for the year ended December 31, 2000, such an event of default would entitle the lenders, at their option, to accelerate the Company's indebtedness under the credit agreement facility.


    ELECTION OF NOMINEES. This Proposal includes the election as directors of the Company of the three Nominees the table below names, each of whom has consented to serve as a director, if elected, until the next annual meeting of stockholders and until his successor has been elected and qualified. Our principal purpose in seeking to elect the Nominees to the Company's board is to obtain the redemption of the Rights (or an amendment of the Rights Agreement to make the Rights inapplicable to our transaction), the approval of the offer and the proposed merger before Shell and we become "interested stockholders" under section 203 of the DGCL and action rendering article IV of the Company's bylaws, if otherwise applicable, inapplicable to our transaction. These actions would expedite the prompt consummation of our offer and the proposed merger. If elected, however, the Nominees would be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation under Delaware law to discharge his or her duties as a director on an informed basis, in good faith and in a manner the director honestly believes to be in the best interests of the Company. In this connection, circumstances may arise in which the interests of Shell and us may differ from the interests of other stockholders of the Company. In any such case, we understand that the Nominees intend to discharge fully the fiduciary obligations they would then owe to the Company and its stockholders under Delaware law.


    We understand that the number of authorized directors of the Company currently is seven. If the Nominees are elected, four vacancies on the Company's board then will exist. As members of the board, the Nominees may, in accordance with the Company's bylaws, reduce the number of vacancies to zero by changing the number of authorized directors to three or fill one or more of the vacancies by the affirmative vote of a majority of the Nominees. The Company's bylaws currently do not contemplate that the stockholders would be afforded any opportunity to fill any vacancy otherwise than at an annual meeting of stockholders at which an individual has been duly nominated in accordance with those bylaws to fill that vacancy.


    We have no reason to believe that any Nominee will be unable or unwilling to serve as a director of the Company, but if any Nominee is not available for election, the Nominee or Nominees who are elected will fill the resulting vacancy.

NAME AND                                               EMPLOYMENT HISTORY OR PRESENT PRINCIPAL
BUSINESS ADDRESS                              AGE    OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----------------                              ---    -------------------------------------------
FRANCIS L. DURAND..........................     78   Mr. Durand is a retired partner of Ernst &
  11746 Mission Trace                                Young, LLP, independent certified public
  San Antonio, Texas 78230                           accountants and a successor to Ernst &
                                                     Whinney. Prior to his retirement in 1982,
                                                     he was the Chairman of the Ernst & Young
                                                     Energy Committee, focusing on services to
                                                     the oil and gas industry on a national
                                                     basis. Prior to that, he served as the
                                                     managing partner of Ernst & Young's
                                                     Louisiana, Kansas City, and San Antonio
                                                     offices. He served on the American
                                                     Institute of Certified Public Accountants'
                                                     Oil and Gas Committee from 1981 to 1982.
                                                     Mr. Durand was a board member for Phoenix
                                                     Resource Companies, Inc. for six years
                                                     prior to its acquisition by Apache
                                                     Corporation in 1996. Mr. Durand is
                                                     presently engaged in consulting to the oil
                                                     and gas industry.

NAME AND                                               EMPLOYMENT HISTORY OR PRESENT PRINCIPAL
BUSINESS ADDRESS                              AGE    OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----------------                              ---    -------------------------------------------
R. W. LEFTWICH.............................     58   Mr. Leftwich has been employed by Shell and
  c/o Shell Oil Company                              its affiliates for over 37 years beginning
  One Shell Plaza                                    in 1964. Mr. Leftwich has served as the
  910 Louisiana                                      treasurer of Shell since February 1999.
  Houston, TX 77002                                  From February 1995 to January, 1999 Mr.
                                                     Leftwich served as the assistant treasurer
                                                     of Shell and was a practice area
                                                     coordinator who was responsible for
                                                     corporate financing and corporate insurance
                                                     programs. Mr. Leftwich joined Shell after
                                                     graduating from Culver-Stockton College in
                                                     Missouri, where he is currently a member of
                                                     the board of trustees, with a Bachelor of
                                                     Science in Business and Economics. He is a
                                                     director and an officer of numerous Shell
                                                     subsidiaries.
J. HUGH ROFF, JR...........................     69   Mr. Roff was the Chairman, President and
  c/o Roff Resources LLC                             Chief Executive Officer of United Energy
  333 Clay Street, Suite 4300                        Resources, Inc., a diversified energy
  Houston, TX 77002                                  company engaged principally in interstate
                                                     and intrastate natural gas transmission and
                                                     oil and gas exploration, development and
                                                     production operations, from 1974 to 1985,
                                                     when United Energy was acquired by Midcon
                                                     Corp., a company principally engaged in the
                                                     natural gas pipeline business. Since 1985,
                                                     Mr. Roff has been engaged in privately held
                                                     businesses of which he has been the
                                                     principal owner, including Alabama Methane
                                                     Production Company, Inc. (1986-1989), Petro
                                                     United Terminals, Inc. (1986-1998), and
                                                     Roff Resources LLC (1998 to present). Mr.
                                                     Roff has been a director of Tidewater, Inc.
                                                     since 1986.


    Annex III sets forth certain information relating to shares the Nominees own and certain transactions between any of them and the Company.


    We contemplate that we will pay each Nominee a fee of $25,000 for agreeing to stand for election as a director of the Company. Mr. Leftwich has stated his intention to donate all compensation he receives for standing for election as a director, and for his services as a director of the Company should he be so elected, other than reimbursement for out-of-pocket expenses, to Shell Oil Company Foundation, a charitable foundation. Mr. Roff has requested that any compensation (other than reimbursement for out-of-pocket expenses) that Shell would otherwise pay him for standing for election as a director of the Company instead be donated in his name to the Jesse H. Jones Graduate School of Management at Rice University.


    We anticipate that each Nominee, on his election, will receive director's fees, consistent with the Company's past practice, for services as a director of the Company. According to the Company's Annual Report of Form 10-K for the year ended December 31, 2000, directors who are not also employees of the Company received an annual retainer of $20,000, payable quarterly, for the fiscal year ended December 31, 2000. During the first quarter of 2000, each such director also received a fee for each board or committee meeting attended in person ($1,000) or by telephone ($300), and chairmen of the audit and compensation committees each received an additional $500 for each committee meeting that they chaired. Beginning April 1, 2000, the meeting attendance fee increased to $1,100 and the fee for telephone meetings increased to $500. All directors were reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. In addition, directors who were not also employees were granted options to purchase 10,000 shares of the Company's common stock under the Company's Non-Discretionary Stock Option Plan which become exercisable in 1,000 share increments on each board or committee meeting attended.


    Shell has agreed to indemnify each Nominee, to the fullest extent applicable law permits, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by the Nominee in his capacity as a nominee for election as a director of the Company, or arising out of his status in that capacity. Shell also has agreed that if the Nominees are elected as directors of the Company, it will assure to them, to the fullest extent section 145 of the DGCL and other applicable law would permit the Company to indemnify them as directors, the same indemnity in their capacities as those directors or arising out of their status in those capacities. Shell has also agreed to reimburse each Nominee for other reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel he incurs in his capacity as a nominee.


                       THE OFFER AND THE PROPOSED MERGER


    On March 12, 2001, we commenced the offer, which provides for our purchase of all outstanding shares at the offer price ($55.00 per share). The purpose of the offer is to enable Shell to acquire control of, and the entire equity interest in, the Company. Shell currently intends to effect the proposed merger as soon as practicable following consummation of the offer. When the proposed merger takes place, each then outstanding share (other than shares Shell and its affiliates, including us, own, shares the Company holds in its treasury and shares of stockholders who perfect available appraisal rights under the DGCL) would convert into the right to receive an amount in cash equal to the price per share we have paid pursuant to the offer.

    The DGCL provides that if one corporation owns at least 90 percent of the outstanding shares of each class of another corporation, the two corporations may merge in a "short-form" merger without a vote of the subsidiary's minority stockholders. Accordingly, if, as a result of the offer or otherwise, we acquire at least 90 percent of the outstanding shares, we could, and intend to, effect the proposed merger as a "short-form" merger without prior notice to, or any action by, any other stockholder of the Company.

    If we cannot effect the proposed merger as a "short-form" merger, the DGCL will require the approval of the Company's board of directors and the affirmative vote of holders of a majority of the outstanding shares (including the shares we own) in order to effect the proposed merger. If we acquire, through the offer or otherwise, at least a majority of the outstanding shares, we would have sufficient voting power to effect the proposed merger without the vote of any other stockholder of the Company.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


    The common stock of the Company constitutes its only class of voting securities and only holders of that stock are entitled to execute consents. According to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, 33,461,004 shares of common stock were outstanding as of March 15, 2001. Each share entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights in the election of directors.


    The following table sets forth the name of and other information respecting each person who we believe, on the basis of the publicly available information indicated below, owned beneficially more than five percent of the shares of the Company's common stock outstanding at the dates indicated.

                                                                 AMOUNT AND
                                                                   NATURE
                                                               OF BENEFICIAL          PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                             OWNERSHIP              CLASS
------------------------------------                          ----------------        ----------
State Farm Mutual Automobile Insurance Company and
  affiliates................................................  2,938,638 Shares(1)(5)    8.79%
  One State Farm Plaza
  Bloomington, IL 61710
Franklin Resources, Inc. ...................................  2,467,215 Shares(2)(5)     7.5%
  777 Mariners Island Boulevard
  San Mateo, CA 94404
Scudder Kemper Investments, Inc. ...........................  1,906,100 Shares(3)        5.8%
  345 Park Avenue
  New York, New York 10154
T. Rowe Price Associates, Inc. .............................  1,753,936 Shares(4)        5.3%
  100 E. Pratt Street
  Baltimore, Maryland 21202

---------------

(1) According to a Schedule 13G the named person filed on February 9, 2001 with the SEC.

(2) According to a Schedule 13G the named person filed on February 12, 2001 with the SEC.

(3) According to a Schedule 13G the named person filed on February 14, 2001 with the SEC.

(4) According to a Schedule 13G the named person filed on February 6, 2001 with the SEC.

(5) Includes shares affiliates of the named person (which collectively may constitute a "group") owned.

    For information relating to the ownership of common stock by directors and executive officers of the Company, see Annex I hereto.

                 INFORMATION CONCERNING THE PURCHASER AND SHELL

    We are a Delaware corporation and an indirect wholly-owned subsidiary of Shell. We were organized to acquire the Company and have not conducted any unrelated activities since our organization. Our principal office is located at Shell's principal offices.

    Shell is a Delaware corporation with its principal offices located at One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

    Shell is wholly owned by Shell Petroleum Inc., a Delaware corporation, whose shares are directly or indirectly owned 60 percent by Royal Dutch Petroleum Company, The Hague, The Netherlands, and 40 percent by The "Shell" Transport and Trading Company, p.l.c., London, England. Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c., are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in all of the principal aspects of the oil and natural gas industry. They also have substantial interests in chemicals and additional interests in power generation, renewable resources (chiefly in forestry and solar energy), coal and other businesses.


    Annex II sets forth information about the Nominees, the directors and executive officers of Shell and the Purchaser who may solicit consents and their employees and other representatives, if any, who may also assist Morrow & Co., Inc. in soliciting consents. Annex III sets forth certain information relating to shares these participants own and certain transactions between any of them and the Company.


    Available Information. Shell is no longer subject to the informational requirements of the Exchange Act, and has ceased to file reports and other information with the SEC. However, Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. are each subject to the informational requirements of the Exchange Act and, in accordance therewith, are required to file annual reports on Form 20-F with the SEC relating to their business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, on payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, NW, Washington, DC 20549. The SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC. Those reports and other information may be found at the SEC's web site address, http://www.sec.gov. That material should also be available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

                            SOLICITATION OF CONSENTS

    Solicitation of consents may be made by the directors, officers, investor relations personnel and other employees of Shell and its affiliates. Consents will be solicited by mail, advertisement, telephone or telecopier and in person. None of those persons will receive additional compensation for their solicitation efforts.

    In addition, Shell and we have retained Morrow & Co., Inc. to assist in the solicitation, for which we will pay Morrow & Co. a fee of $150,000 and will reimburse Morrow & Co. for its reasonable out-of-pocket expenses. Shell has agreed to indemnify Morrow & Co. against various liabilities and expenses, including various liabilities and expenses under the federal securities laws. Morrow & Co. anticipates that it will use
approximately     persons to solicit stockholders. Morrow & Co. is also acting as information agent in connection with the offer, for which Morrow & Co. will be paid customary compensation in addition to reimbursement of reasonable out-of-pocket expenses.

    Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of shares. We and our affiliates will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

    Lehman Brothers Inc. ("Lehman Brothers") is acting as dealer manager in connection with the offer and is providing financial advisory services to Shell and us in connection with our transaction. Under an engagement letter dated November 20, 2000, between Shell and Lehman Brothers, fees totaling $500,000.00 are currently payable to Lehman Brothers. An additional fee of $6 million will be payable to Lehman Brothers in the event the offer is consummated. Shell has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel and any other advisor Lehman Brothers retains in connection with its engagement, and to indemnify Lehman Brothers and various related persons against various liabilities and expenses, including various liabilities under federal securities laws.


    Lehman Brothers does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, by the SEC in the solicitation of consents, or that Schedule 14A requires the disclosure of certain information concerning them. In connection with Lehman Brother's role as financial advisor to Shell and us, the following investment banking employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of the Company and may solicit consents from these institutions, brokers or other persons: Carlos A. Fierro and Greg Pipkin. The business address of each such person is c/o Lehman Brothers Inc., 3 World Financial Center, 200 Vesey Street, New York, New York 10285 and the telephone number of each such person is (212) 526-7000. Lehman Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, Lehman Brothers may trade securities of the Company for its own accounts and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lehman Brothers has informed Shell that, as of the date hereof, it does not hold any shares of the Company for its own account. Lehman Brothers may have voting and dispositive power with respect to certain shares of the Company held in asset management, brokerage and other accounts. Lehman Brothers and its affiliates disclaim beneficial ownership of such shares of the Company.


    We will bear the costs of this consent solicitation and will not seek reimbursement of those costs from the Company. Costs related to the offer and to the solicitation of consents include expenditures for attorneys, accountants, financial advisors, consent solicitors, public relations advisors, printing, advertising, postage, litigation and related expenses and filing fees and, other than the payment for shares under the offer, are expected to aggregate
approximately $    million, of which          has been paid to date. The portion
of those costs allocable solely to the solicitation of consents is not readily determinable.

                               CONSENT PROCEDURE

    Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested. The Company's certificate of incorporation does not prohibit stockholder action by written consent.

    Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation's board of directors is required and that board has not fixed that record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested. No prior action is required by the Company's board with respect to the Proposals. The Company's bylaws provide that any stockholder of record seeking to have the stockholders of the Company authorize or take corporate action by written consent is required to request that the Company's board fix a record date. On March 26, 2001, we requested that the Company's board fix the record date for the solicitation we are making hereby. The Company's board has fixed April 19, 2001 as that record date.



    If either or both Proposals become effective as a result of this consent solicitation, prompt notice will be given under section 228(e) of the DGCL to stockholders who have not executed consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation, and those stockholders who have not executed consents will be given prompt notice by mail of the results of the solicitation.


EFFECTIVENESS AND REVOCATION OF CONSENTS

    The Company's bylaws provide that, if stockholders deliver to the Company the requisite unrevoked written consents to take corporate action and the action involves the removal or election of directors:

    - the Company's corporate secretary will engage nationally recognized independent inspectors of elections to conduct such reasonable investigation as they deem necessary or appropriate for the purpose of determining the validity of the consents and all matters incidental thereto; and

    - pending the certification by these inspectors to the Company that those consents represent at least the minimum number of votes that would be necessary to take the action, the action will not be effective.

Because this bylaw provision does not establish any time period within which the inspectors must act, there can be no assurance, absent judicial relief, that the effectiveness of the election Proposal would not be delayed for an indefinite time.

    An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to SRM Acquisition Company in care of Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022 or to the Company at 1515 Arapahoe Street, Tower 3, Suite 1000, Denver, Colorado 80202 or any other address the Company has provided. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to SRM Acquisition Company in care of Morrow & Co. at its address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the record date for this consent solicitation of a majority of the outstanding shares.

SPECIAL INSTRUCTIONS

    If you were a record holder of shares of common stock as of the close of business on the record date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENTS," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.


    In addition, you may withhold consent to the removal of any individual member of the board or to the election of any individual Nominee by writing that person's name on the consent card. The effectiveness of each Proposal will require the properly completed and duly delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on the record date for this consent solicitation, of a majority of the shares of the Company's common stock then outstanding.

    IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED "CONSENTS," "DOES NOT CONSENT" OR "ABSTAIN" FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY INCUMBENT DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

    YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

    If your shares of common stock are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares of common stock. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to SRM Acquisition Company in care of Morrow & Co., Inc. at its address set forth above so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

APPRAISAL RIGHTS

    The stockholders of the Company are not entitled to appraisal rights in connection with the Proposals or the offer. If the proposed merger is consummated, however, holders of shares at the effective time of the merger who do not vote in favor of, or consent to, that merger will have rights under section 262 of the DGCL to demand appraisal of their shares. Under section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of shares could be based on factors other than, or in addition to, the merger consideration per share in the merger or the market value of the shares. The value so determined could be more or less than the merger consideration per share to be paid in the proposed merger.

    If the Company and Shell enter into a merger agreement (other than with respect to the proposed merger), stockholders of the Company may or may not have appraisal rights under the DGCL in connection with the consummation of the merger contemplated thereby depending on the terms of that merger.

    EXECUTING A WRITTEN CONSENT IN FAVOR OF EITHER OR BOTH PROPOSALS WILL NOT PREVENT A HOLDER OF SHARES AFTER CONSUMMATION OF THE OFFER FROM SUBSEQUENTLY DEMANDING APPRAISAL OF THOSE SHARES IN CONNECTION WITH THE CONSUMMATION OF ANY MERGER.

                                   LITIGATION


    On March 7, 2001, Shell commenced litigation against the Company in the Chancery Court, New Castle County, Delaware seeking declaratory and injunctive relief to invalidate certain of the Company's bylaw provisions on grounds that the provisions are improper limitations on the ability of the Company's stockholders to act by written consent and to enjoin the Company from enforcing those provisions. On March 12, 2001, we joined Shell as a plaintiff in this lawsuit and we amended the original complaint to add the present members of the Company's board as defendants. On March 14, 2001, the Company amended its bylaws to remove the provisions in question. On April 2, 2001, the Company filed a motion to dismiss this litigation on the grounds that Shell's claims are moot based on the amendment to the Company's bylaws.



    In addition, on March 12, 2001, Shell commenced litigation against the Company in the United States District Court for the District of Delaware seeking declaratory and injunctive relief to (1) declare that the Schedule TO documents and exhibits thereto which we filed, including the offer to purchase, and this consent statement are proper and comply with all applicable securities laws, rules and regulations and (2) enjoin the Company from commencing litigation relating to our transaction other than in state and federal courts in Delaware. On April 2, 2001, the Company filed a motion to dismiss this litigation on the grounds that Shell's claims are not ripe for adjudication and the court lacks jurisdiction over these claims.

                            SRM ACQUISITION COMPANY

    If you have any questions about giving your consent or require assistance, please contact:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022

                          Call Collect: (212) 754-8000
             Banks and Brokerage Firms, Please Call: (800) 654-2468

                    Stockholders Please Call: (800) 607-0088

                       E-mail: barrett.info@morrowco.com


Dated: April   , 2001

                                    ANNEX I

                     SHARES HELD BY THE COMPANY'S DIRECTORS
                             AND EXECUTIVE OFFICERS


    The following table is derived from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed April 2, 2001 and, to our knowledge, summarizes information as of March 15, 2001 with respect to the ownership by each director, by each of the five most highly compensated executive officers, by all executive officers and directors as a group and by each other person who was the beneficial owner of more than five percent of the Company's common stock:



                                                              AMOUNT/NATURE
NAME OF                                                       OF BENEFICIAL       PERCENT OF CLASS
BENEFICIAL OWNER                                                OWNERSHIP        BENEFICIALLY OWNED
----------------                                              -------------      ------------------
C. Robert Buford............................................      644,866(1)            1.9%
Derrill Cody................................................       34,160(2)              *
Peter A. Dea................................................       80,799(2)              *
James M. Fitzgibbons........................................       42,000(2)              *
Hennie L.J.M. Gieskes.......................................      909,214(2)            2.7%
William W. Grant, III.......................................       40,350(2)              *
Joseph N. Jaggers...........................................          255(2)              *
J. Frank Keller.............................................      117,060(2)              *
Eugene A. Lang, Jr..........................................       96,791(2)              *
Philippe S.E. Schreiber.....................................       37,106(2)              *
All Directors and Executive Officers as a Group (15
  persons)..................................................    2,124,312(3)            6.3%
State Farm Mutual Automobile................................    2,938,638(4)(5)         8.8%
  Insurance Company and affiliates
  One State Farm Plaza
  Bloomington, IL 61710
Franklin Resources, Inc.....................................    2,467,215(4)(5)         7.4%
  777 Mariners Island Boulevard
  San Mateo, CA 94403
Scudder Kemper Investments, Inc.............................    1,906,100(4)            5.7%
  345 Park Avenue
  New York, NY 10154
T. Rowe Price Associates, Inc...............................    1,753,936(4)(5)         5.2%
  100 East Pratt Street
  Baltimore, MD 21202


---------------


 * Less than 1% of the Common Stock outstanding.



(1)C. Robert Buford is considered a beneficial owner of the 523,210 shares of which Zenith Drilling Corporation ("Zenith") is the record owner. Mr. Buford owns approximately 89 percent of the outstanding common stock of Zenith. The number of shares indicated for Mr. Buford also includes 10,000 shares that are owned by Aguilla Corporation, which is owned by Mr. Buford's wife and adult children. Mr. Buford disclaims beneficial ownership of the shares held by Aguilla Corporation pursuant to Rule 16a-1(a)(4) under the Exchange Act. The number of shares indicated also includes 30,000 shares underlying stock options that were exercisable or that may become exercisable within 60 days following March 15, 2001.



(2)The number of shares indicated consists of or includes the following number of shares underlying options that were exercisable or that may become exercisable within 60 days following March 15, 2001: Derrill Cody, 20,000; Peter A. Dea, 66,518; James M. Fitzgibbons, 30,000; Hennie L.J.M. Gieskes, 10,000; William W. Grant, III, 20,000; J. Frank Keller, 64,038; Eugene A. Lang, Jr., 84,767; and Philippe S.E. Schreiber, 30,000.



(3)The number of shares indicated consists of or includes 355,323 shares underlying options held by the directors and executive officers shown in the table, and an additional 92,006 shares underlying options held by other officers that were exercisable or that may become exercisable within 60 days following March 15, 2001.



(4) According to a Schedule 13G the named person filed with the SEC.



(5) Includes shares affiliates of the named person (which collectively may constitute a "group") owned.

                                    ANNEX II

                      INFORMATION CONCERNING PARTICIPANTS


    Unless included elsewhere in this consent statement, the following tables set forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors and executive officers of Shell and us who may solicit consents, (2) the Nominees and (3) certain employees and other representatives of those companies who may assist Morrow & Co., Inc. in soliciting consents from the Company's stockholders.


NAME                                                                 POSITION
----                                                                 --------
W. van de Vijver...............................   Director/Chairman, President and Chief
                                                  Executive Officer of SRM Acquisition Company
Marvin E. Odum.................................   Director and Vice President -- Development and
                                                    Technology of SRM Acquisition Company

The business address of each of the above named directors and executive officers is SRM Acquisition Company, One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

NOMINEES
--------

Francis L. Durand
  11746 Mission Trace
  San Antonio, Texas 78230

R. W. Leftwich
  Shell Oil Company
  One Shell Plaza
  910 Louisiana
  Houston, TX 77002

J. Hugh Roff, Jr.
  Roff Resources LLC
  333 Clay Street, Suite 4300
  Houston, TX 77002

                                   ANNEX III

                          SHARES HELD BY PARTICIPANTS
          AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND THE COMPANY

    Shell, through us and another of its indirect wholly-owned subsidiaries, beneficially owns 107,100 shares of the Company's common stock. On March 9, 2001, Shell transferred beneficial and record ownership of 100 of those shares to us. No part of the purchase price or market value of any of the shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding those shares. Cede & Co. is the record owner of the shares Shell and we beneficially own, other than the 100 shares described above and an additional 100 shares which Shell holds of record. Shell and we disclaim beneficial ownership of any shares owned by any pension plan of Shell or any affiliate of Shell.


    Except as this consent statement discloses, none of the Purchaser or Shell or their directors or executive officers, the Nominees or the employees or other representatives of the Purchaser or Shell named in Annex II owns any securities of the Company or any parent or subsidiary of the Company, beneficially or of record, has purchased or sold any of those securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to those securities. Except as disclosed in this Consent Statement, to the best knowledge of the Purchaser, Shell, their directors or executive officers, the Nominees and the employees and other representatives of the Purchaser or Shell named in Annex II, none of their associates beneficially owns, directly or indirectly, any securities of the Company.


    Except as this consent statement discloses, none of the Purchaser or Shell or their directors or executive officers, the Nominees, the employees or other representatives of the Purchaser or Shell named in Annex II, or, to their best knowledge, their associates has any arrangement or understanding with any person
(1) with respect to any future employment by the Company or its affiliates or
(2) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 2000 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Nominees, directors and executive officers of Shell or Purchaser and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 2000, but Shell believes that the interest of those persons in those transactions is not of material significance.

                                      III-1

                                                          [FORM OF CONSENT CARD]

                     PRELIMINARY COPY--SUBJECT TO COMPLETION


  WHITE                   BARRETT RESOURCES CORPORATION
 CONSENT
  CARD        THIS CONSENT IS SOLICITED BY SRM ACQUISITION COMPANY



     Unless otherwise indicated below, the undersigned, a stockholder of record of Barrett Resources Corporation (the "Company") on April 19, 2001 (the "Record Date"), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of common stock of the Company (the "Common Stock") held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:


1. The removal without cause of all directors of the Company who are in office when this removal action becomes effective, including, without limitation, C. Robert Buford, Derrill Cody, Peter A. Dea, James M. Fitzgibbons, Hennie L. J. M. Gieskes, William W. Grant, III and Philippe S.
     E. Schreiber.

     [ ] CONSENTS              [ ] DOES NOT CONSENT                 [ ] ABSTAIN

INSTRUCTION:  TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE
              REMOVAL OF ALL THE ABOVE-NAMED DIRECTORS AND ANY OTHER DIRECTOR OR DIRECTORS WHO HOLD OFFICE AT THE TIME THE ACTION TAKEN BY THIS WRITTEN CONSENT BECOMES EFFECTIVE, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED DIRECTORS AND/OR CERTAIN OF THE DIRECTORS NOT NAMED ABOVE WHO ARE DIRECTORS OF THE COMPANY AT THE TIME THE ACTION TAKEN BY THIS WRITTEN CONSENT BECOMES EFFECTIVE, BUT NOT ALL OF THEM, CHECK THE "CONSENTS" BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

              ------------------------------------------------------------------

              IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY INCUMBENT DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED ABOVE.

2. The election of the following persons as directors of the Company to hold office until their successors are elected and qualified: Francis L. Durand,
     R. W. Leftwich, and J. Hugh Roff, Jr. (the "Nominees").

     [ ] CONSENTS              [ ] DOES NOT CONSENT                 [ ] ABSTAIN

             (CONTINUED AND TO BE DATED AND SIGNED ON REVERSE SIDE)

INSTRUCTION:  TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE
              ELECTION OF ALL THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENTS" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

              ------------------------------------------------------------------

              IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED ABOVE.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

The effectiveness of the election proposal set forth above is subject to, and conditioned upon, the adoption of the removal proposal set forth above or the incumbent directors otherwise having ceased to be directors of the Company immediately prior to the election of directors pursuant to the election proposal. The effectiveness of the removal proposal is not subject to or conditioned upon the adoption of the election proposal set forth above.

                                   Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

                                   DATED:
                                          --------------------------------------

                                   ---------------------------------------------
                                                   Signature

                                   ---------------------------------------------
                                            Signature, if held jointly

                                   ---------------------------------------------
                                                Title or Authority

            IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.
      PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID
                               ENVELOPE ENCLOSED.